Cellular Biomedicine Group, Inc.
1345 Avenue of the Americas, Floor 15
 New York, NY 10105

July 15, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Jeffrey Gabor

Re:	Cellular Biomedicine Group, Inc.
Registration Statement on Form S-3
File No. 333-232570

Dear Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cellular Biomedicine Group, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Standard Time on Tuesday, July 16, 2019, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Bizuo (Tony) Liu
Name: Bizuo (Tony) Liu
Title: Chief Executive Officer